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                       UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION           -----------------
                   WASHINGTON, D.C. 20549                  COMMISSION FILE
                                                                NUMBER
                        FORM 12b-25                           333-82713
                                                          -----------------
                 NOTIFICATION OF LATE FILING

(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

                 For Period Ended: July 2, 2000
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                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant: Cherokee International, LLC

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Former Name if Applicable: NA

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Address of Principal Executive Office (STREET AND NUMBER): 2841 Dow Avenue

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City, State and Zip Code: Tustin, CA 92780

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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/X/    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

On June 15, 2000 the Registrant completed a significant acquisition of a foreign company ("ITS"), which is based in Belgium and has multinational operations. In early July 2000, ITS's statutory auditor, Arthur Andersen ("AA"), determined that its audit opinion rendered on the 1998 and 1999 financial statements of ITS, which are required to be included in the Registrant's 8-K to be filed later this month, would not be considered "independent" by the SEC due to certain non-audit services performed by AA for ITS in 1999. As a result, the Registrant engaged Deloitte & Touche to re-audit the 1998 and 1999 financial statements of ITS as adjusted to conform to U.S. GAAP.

This re-audit requirement, combined with the previously scheduled plant shut-down of ITS during the last two weeks of July, has consumed the Registrant's financial and accounting personnel and delayed the preparation of consolidated interim financial statements of the Registrant.

For the reasons set forth above, the Company's inability to file timely its Quarterly Report on Form 10-Q for the Quarter ended July 2, 2000 could not be eliminated by the Company without unreasonable efforts or expense. The Company intends to file the subject Quarterly Report on Form 10-Q no later than the fifth calendar day after the prescribed due date of the report.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


         R. Van Ness Holland, Jr.     (714)         544-6665

               (Name)              (Area Code)     (Telephone)

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(2) Have all other periodic reports required under Section 13 or 15(d) of the
    Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            / / Yes  /X/ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            Cherokee International, LLC
                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date: August 16, 2000               By    /s/ R. Van Ness Holland, Jr.
                                             ---------------------------
                                             R. Van Ness Holland, Jr.






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